UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

FOX ENERGY CORP.

f/k/a Trivest Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number)

Lowell Fox

402 Tanglewood Drive

St. Joseph, MO 64506

Tel: (816) 261-1107

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 3, 2008

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
			Lowell Fox
	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	PF

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	31,026,600

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	31,026,600

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	31,026,600

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	99%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Trivest Acquisition Corp., a Delaware corporation (the “Company” or “Issuer”)

Address of the Issuer:

Trivest Acquisition Corp.

c/o Mr. Lowell Fox, Pres.

402 Tanglewood Drive

St. Joseph, MO 64506

Tel: (816) 261-1107

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by Lowell Fox (the "Reporting Person").

Mr. Fox purchased 31,026,600 of the Company's Common Stock as of November 3, 2008, pursuant to a Share Purchase Agreement dated as of October 28, 2008 between William Tay and Lowell Fox.

Mr. Fox business address is at 402 Tanglewood Drive, St. Joseph, MO 64506.

Mr. Fox business experience is as follows:

  1990 – Current

Diamond Healthcare Corp (Missouri) President

Real Estate holding company that leases skilled

nursing home property to qualified operators.

  1993 -- Current

Wright Rest Manor, Inc. (Missouri) President

Operates 100-bed skilled nursing home in St. Joseph

Missouri.  Lowell Fox was facility administrator

through April 2001.

  1994 -- Current

Heritage Farm, Inc. (Missouri) Secy

Owns/operates a grain farm managed by Lowell Fox

  2006 -- Current

Heritage Healthcare Holdings, Inc. President

Operates skilled nursing home in St. Joseph, Mo.

  2006 -- Current

Fox Fuel Farm, LLC (Missouri) Managing Mbr.

A Petroleum pipeline terminal blending alternative

fuels with pure petro.

  2008 -- Current

Fox Fuels, Inc.; Fox Agri-Fuels, Inc.; Fox, Inc.

Missouri corp. shells for acquisition

of alternative energy projects. Owner.

Mr. Fox has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Purchase Agreement (the “Agreement”), on October 28, 2008 (the Closing date, as defined in the Agreement), Lowell Fox purchased for a price of $59,950 in cash, 31,026,600 outstanding shares of restricted common stock from William Tay, the former President and Director of the Company.  Mr. Fox used private funds to purchase the shares of the Company.

ITEM 4.      PURPOSE OF TRANSACTION.

Lowell Fox acquired his interest in the Company pursuant to a transaction whereby he would become an officer and director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Fox may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

Mr. Fox may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Mr. Fox may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, Mr. Fox has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Mr. Fox may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Lowell Fox beneficially owns 31,026,600 shares of the Company's Common Stock, representing 99% interest in the shares of Common Stock currently issued and outstanding.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, Lowell Fox has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Share Purchase Agreement dated October 28, 2008, between Lowell Fox and William Tay (herein incorporated by reference from filing on Form 8-K by Trivest Acquisition Corp. on November 3, 2008).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2008

/s/ Lowell Fox

_______________________________

By: Lowell Fox